ROIVANT SCIENCES LTD.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

August 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attn:	Dillon Hagius
Suzanne Hayes
Ibolya Ignat
Mary Mast

Re:	Roivant Sciences Ltd.
Registration Statement on Form S-4
File No. 333-256165

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roivant Sciences Ltd., a Bermuda exempted limited company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-256165), as amended, to 5:00 p.m. Eastern Time on August 10, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Matthew Gline
Chief Executive Officer Roivant Sciences Ltd.